

ISO 9001
REGISTERED

CONFIDENTIAL

October 21, 2010

VIA FEDERAL EXPRESS AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant (OCA)
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jill Davis, Assistant Director Office No. AD 10
Email: dcaoletters@sec.gov

Re: Thermon Industries, Inc. and Additional Registrants
       Registration Statement on Form S-4 (File No. 333-168915)

Ladies and Gentlemen:

I am General Counsel of Thermon Holding Corp. ("Parent"). On August 18, 2010, Parent, Thermon Industries, Inc., a wholly owned subsidiary of Parent (the "Issuer"), and certain additional wholly-owned subsidiaries of Parent (together with Parent, the "Guarantors") filed the above-referenced Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission"), which was subsequently amended by Amendment No. 1 filed with the Commission on September 29, 2010 (as amended, the "Registration Statement"). The Registration Statement is being filed in connection with the Issuer's offer to exchange (the "Exchange Offer") privately placed 9.500% Senior Secured Notes due 2017 with 9.500% Senior Secured Notes due 2017 registered under the Securities Act of 1933, as amended, in reliance on the positions enunciated by the staff of the Commission (the "Staff") in *Exxon Capital Holdings Corp.*, SEC No-Action Letter (avail. May 13, 1988) and *Morgan Stanley & Co. Inc.*, SEC No-Action Letter (avail. June 5, 1991), as interpreted in the Commission's letter to *Shearman & Sterling*, SEC No-Action Letter (avail. July 2, 1993). We refer to the Issuer and the Guarantors collectively herein as "Thermon."

In connection with the Registration Statement, I am writing to request certain relief on behalf of Thermon from a financial reporting requirement, as described below.

THERMON . . . The Heat Tracing Specialists
www.thermon.com

100 Thermon Dr. ° PO Box 609 ° San Marcos, TX 78667 ° Phone: 512-396-5801 ° Fax: 512-396-3627 ° 800-820-HEAT (4328)
2810 Mowery Road ° Houston, TX 77045 ° Phone: 713-433-2600 ° Fax: 713-433-4541 ° 800-654-2583

Background and Request for Relief

Thermon has significant global operations with subsidiaries organized in at least a dozen different countries around the world. For financial reporting purposes, Thermon prepares its financial statements on a consolidated basis and does not separately report the results of its foreign subsidiaries. Thermon's consolidated financial statements are audited by Thermon's principal auditors, Ernst & Young LLP ("E&Y"). A number of Thermon's foreign subsidiaries, including Thermon Canada Inc. ("Thermon Canada"), Thermon Australia Pty. Ltd. ("Thermon Australia"), Thermon Heat Tracing & Engineering (Shanghai) Co., Ltd. ("Thermon China") and Thermon Heat Tracers Pvt., Ltd. ("Thermon India"), are audited by different accounting firms in their respective jurisdictions. The most recent consolidated audit for the fiscal year ended March 31, 2010 is included in the Registration Statement, along with E&Y's report thereon dated June 28, 2010 (the "E&Y Report"). The E&Y Report includes the following language with respect to the financial statements of Thermon Canada, Thermon Australia, Thermon China and Thermon India:

> We did not audit the financial statements of Thermon Canada, Inc., Thermon Australia, PTY., LTD, M/S Thermon Heat Tracers PVT., LTD. (2010 and 2009 only), and Thermon Heat Tracing & Engineering (Shanghai) Co., Ltd., wholly owned subsidiaries, which statements reflect total assets of $98.8 million and $74.0 million as of March 31, 2010 and 2009, respectively, and total revenues of $61.9 million, and $73.7 million, $38.9 million, and $16.2 million, for the years ended March 31, 2010 and 2009, the period from August 30, 2007 to March 31, 2008, and for the period from April 1, 2007 to August 29, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Thermon Canada, Inc., Thermon Australia, PTY., LTD. Thermon Heat Tracers PVT., LTD. (2010 and 2009 only), and Thermon China is based solely on the reports of the other auditors.

In accordance with Rule 2-05 of Regulation S-X, Thermon has included the separate auditors' reports (the "Foreign Auditor Reports") for Thermon Canada, Thermon Australia, Thermon China and Thermon India in the Registration Statement. The Foreign Auditor Reports do not state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

The Staff, by letter dated October 14, 2010, has issued a comment that the Foreign Auditor Reports must refer to the standards of the PCAOB to comply with Rule 2-02(b) of Regulation S-X and related interpretive guidance from the Commission.

The auditor of Thermon Canada, Meyers Norris Penny LLP, has agreed to issue a revised audit report referring to PCAOB standards, which we will include in a subsequent pre-effective amendment filing to the Registration Statement.

For the reasons described below, I respectfully request relief on behalf of Thermon from the requirement that the auditors' reports for Thermon Australia, Thermon China and Thermon India state reliance on PCAOB standards in the preparation of their respective audits.

Rationale for Requested Relief

Thermon believes that the foregoing request for relief is reasonable and justified under the circumstances. In particular, I note the following:

- The auditors of Thermon Australia, Thermon China and Thermon India are not, to my knowledge, registered with the PCAOB, nor are they required to do so. PCAOB Rule 1001(p)(ii) requires that if other auditors "played a substantial role" in the preparation of Thermon's audit, they must be registered with the PCAOB. Rule 1001(p)(ii) defines the phrase "play a substantial role in the preparation or furnishing of an audit report" to mean "(1) to perform material services[1] that a public accounting firm uses or relies on in issuing all or part of its audit report with respect to any issuer, or (2) to perform the majority of audit procedures with respect to a subsidiary or component of any issuer, the assets or revenues of which constitute 20 percent or more of the consolidated assets or revenues of such issuer necessary for the principal accountant to issue an audit report." With respect to the first prong of this definition, the engagement hours and fees for each of the Australian, Chinese and Indian auditing firms constitute substantially less than 20 percent of the total engagement hours and fees provided by E&Y in connection with the issuance of the E&Y Report. With respect to the second prong of this definition, as described in greater detail below, each of Thermon Australia, Thermon China and Thermon India accounted for approximately 1% of consolidated total assets and approximately 2% of consolidated revenues for the fiscal year ended March 31, 2010. By contrast, the auditor of Thermon Canada, Meyers Norris Penny LLP, played a substantial role in the overall audit and is registered with the PCAOB.

- The auditing standards applied in the audits of Thermon Australia, Thermon China and Thermon India are substantially similar to PCAOB standards. Our principal auditor has advised us that the auditing standards applied by the auditors of Thermon Australia, Thermon China and Thermon India are substantially similar to PCAOB standards in all material respects. Accordingly, a potential investor in the Exchange Offer can have confidence that substantially consistent standards were applied throughout the preparation and review of Thermon's audited consolidated financial statements.

- Preparing reconciliations to PCAOB auditing standards would be time-consuming and result in significant cost to Thermon. As noted above, the auditors of Thermon Australia, Thermon China and Thermon India are not registered with the PCAOB, nor are they required to do so. Accordingly, they do not perform PCAOB audits on a regular basis and do not typically state reliance on PCAOB auditing standards in their reports. In order to revise their audit reports, such auditors would need to re-open their audits, perform certain new procedures and reconcile their local auditing standards to PCAOB auditing

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[1] Note 1 to Rule 1001(p)(ii) explains that the term "material services" as used in this definition means services for which the engagement hours or fees constitute 20 percent or more of the total engagement hours or fees, respectively, provided by the principal accountant in connection with the issuance of all or part of its audit report.

standards. This would materially delay the effectiveness of the Registration Statement and commencement of the Exchange Offer and result in significant additional cost to Thermon, including the potential payment of penalty interest to existing holders of the Issuer's privately placed 9.500% Senior Secured Notes due 2017 pursuant to the terms of Thermon's registration rights agreement.

- The results of Thermon Australia, Thermon China and Thermon India are immaterial to Thermon's consolidated assets and revenues. Thermon Australia, Thermon China and Thermon India are not principal operating subsidiaries of Thermon. As noted in the below table, for each of the last three fiscal years, none of these subsidiaries has accounted for more than 1.6% of consolidated total assets individually or 3.6% in the aggregate. In addition, for the same period, none of these subsidiaries has accounted for more than 2.5% of consolidated revenue individually or 6.5% in the aggregate. Therefore, in light of the relative insignificance of Thermon Australia, Thermon China and Thermon India to Thermon's consolidated results of operations, we believe that the significant costs and time delay associated with the preparation of reconciliations to PCAOB auditing standards far outweigh any incremental benefit realized therefrom.

	Revenue		Total Assets	
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)	
FY10 TOTAL	192,712,978.2		221,116,461.8	
Australia	3,636,781.8	1.9%	2,481,870.5	1.1%
India	2,875,217.8	1.5%	2,471,203.0	1.1%
China	4,669,175.5	2.4%	2,744,223.1	1.2%
Total		5.8%		3.4%
FY09 TOTAL	202,755,119.2		193,736,263.6	
Australia	3,915,559.4	1.9%	2,340,454.5	1.2%
India	5,099,594.7	2.5%	2,262,975.3	1.2%
China	4,220,881.9	2.1%	1,883,107.9	1.0%
Total		6.5%		3.4%
FY08 TOTAL	185,811,625.0		213,300,998.0	
Australia	3,986,065.8	2.1%	2,743,905.4	1.3%
India	2,114,333.1	1.1%	1,517,068.0	0.7%
China	4,339,836.4	2.3%	3,454,465.7	1.6%
Total		5.5%		3.6%

- <u>Exemptive relief, if granted, would be limited in nature</u>. We have made accommodations with our principal auditor to ensure that we will not have to request exemptive relief from this requirement for future audits. We anticipate that E&Y will perform additional audit procedures in future years that will allow them to take responsibility for the audits of Thermon Australia, Thermon China and Thermon India.

Conclusion

For the foregoing reasons, I hereby respectfully request, on behalf of Thermon, that the Staff grant relief from the requirement of Rule 2-02(b) of Regulation S-X and related interpretive guidance from the Commission that the Registration Statement include revised auditors' reports for Thermon Australia, Thermon China and Thermon India stating reliance on PCAOB auditing standards.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (512) 396-5801 or Michael Heinz of Sidley Austin LLP, counsel to Thermon, at (312) 853-2071.

Very truly yours,



James Schubert
General Counsel, Thermon Holding Corp.

cc: Gary Newberry (by e-mail)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549